FORM 11-K




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the fiscal year ended December 31, 1994


Commission file no. 1-924



                           A.  Full title of the plan:



                               TRINOVA CORPORATION
                   RETIREMENT SAVINGS AND PROFIT-SHARING PLAN



                 B. Name of issuer of the securities
                    held pursuant to the plan and the
                    address of its principal executive office:


                               TRINOVA CORPORATION
                                  3000 Strayer
                             Maumee, Ohio 43537-0050


              This document, including exhibits, contains 28 pages.
                       The cover page consists of 1 page.
                    The Exhibit Index is located on page 27.

                              REQUIRED INFORMATION




            The following financial statements are furnished for the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan:



                                                                     Page


    Report of Independent Auditors                                    3
    Statements of Assets Available for
      Plan Benefits                                                   4
    Statements of Changes in Assets Available
      for Plan Benefits                                               5
    Notes to Financial Statements                                     6


Exhibit

    The following exhibit is filed herewith:

    Exhibit
    Number


      (1)       Consent of Independent Auditors



                                    SIGNATURE

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  TRINOVA CORPORATION
                                  RETIREMENT SAVINGS AND PROFIT-SHARING PLAN



                                  By:  /S/ WILLIAM R. AMMANN
                                        William R. Ammann
                                        Vice President - Administration and
                                        Treasurer

REPORT OF INDEPENDENT AUDITORS



Administrative Committee
TRINOVA Corporation
 Retirement Savings and Profit-Sharing Plan



We have audited the accompanying statements of assets available for plan benefits of the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan as of December 31, 1994 and 1993, and the related statements of changes in assets available for plan benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its assets available for plan benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.





                                  /S/ ERNST & YOUNG LLP



Toledo, OH
May 26, 1995

          STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
            TRINOVA CORPORATION
          RETIREMENT SAVINGS AND PROFIT-SHARING PLAN


                                                         December 31
                                                    1994             1993


 ASSETS - Note 1
 Contributions receivable from employer         $  20,063,389     $    496,665
 Contributions receivable from employees                1,736           18,445
 Investments - Note 5
    Fixed Income Fund                             255,902,476
    Vanguard Mutual Funds                         146,962,206
    TRINOVA Stock Fund                             14,469,415
    Loans receivable from plan participants         9,415,580          173,833

                                                 426,749,677           173,833

  Value of interest in Master Trust - Note 5
    Fixed Income Fund                                                3,288,535
    Vanguard Mutual Funds                                            2,487,309
    Multi-Asset Fund                                                 2,726,582
    TRINOVA Stock Fund                                               1,138,707
    Government Securities Fund                                         134,082

                                                                     9,775,215


     ASSETS AVAILABLE FOR PLAN BENEFITS          $446,814,802      $10,464,158
                                                  ===========      ===========





See accompanying notes

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
    TRINOVA CORPORATION
       RETIREMENT SAVINGS AND PROFIT-SHARING PLAN


                                                Year Ended December 31
                                        1994            1993          1992


ADDITIONS
 Assets at April 1, 1994 Transferred
  from merged plans (Note 1)         $407,661,558    $              $
 Contributions by employees            14,081,847        571,110       423,407
 Contributions by employer             25,523,448        732,516       313,842
 Net investment income
   Interest                            16,506,800        266,324       319,832
   Dividends                            2,861,005        126,128        80,933
   Realized gains on sales
    of investments                        965,723        123,366        41,795
   Other - principally unrealized
    gains (losses)on investments       (5,191,737)       768,135       230,369

                                       15,141,791      1,283,953       672,929

                                      462,408,644      2,587,579     1,410,178


DEDUCTIONS
 Benefits paid to participants         25,979,573        854,447       179,665
 Investment management fees                62,869         18,206        11,779
 Other - principally net
   transfers to affiliated
   benefit plans                           15,558         12,189         2,425

                                       26,058,000        884,842       193,869
    NET ADDITIONS                     436,350,644      1,702,737     1,216,309

 Assets available for plan benefits
 at beginning of year                  10,464,158      8,761,421     7,545,112


       ASSETS AVAILABLE FOR PLAN
       BENEFITS AT END OF YEAR     $  446,814,802    $10,464,158    $8,761,421

                                        ===========   ==========   ===========

See accompanying notes

NOTES TO FINANCIAL STATEMENTS
TRINOVA CORPORATION
RETIREMENT SAVINGS AND PROFIT-SHARING PLAN

 December 31, 1994


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Merger of Plans


Effective April 1, 1994, the Vickers, Incorporated Retirement Savings and Profit Sharing Plan, the Aeroquip Corporation Retirement Savings and Profit Sharing Plan, the Aeroquip Corporation Retirement Savings and Profit Sharing Plan for Hourly Employees and the Retirement Savings Plan for Spring Arbor Hourly Employees were merged into the Plan. Hazlehurst and Associates was terminated as recordkeeper of the plan assets and The Vanguard Group was added as trustee and recordkeeper. Participants became eligible to participate in three new investments funds: the Vanguard STAR Fund, the Vanguard Fixed Income Securities-Long Term Corporate Portfolio Fund, and the Vanguard Money Market Reserves-U.S. Treasury Portfolio Fund.

Basis of Accounting


The accounting records of the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan (the Plan) are maintained on the accrual basis.

Investment Valuation and Income Recognition


Marketable securities are stated at aggregate fair value and are valued at the last sales price of the valuation period quoted by a national securities exchange. Mutual funds are stated at the net asset value on the last business day of the plan year. The guaranteed investment contracts are stated at contract value which approximates fair value. The difference between fair value and the cost of investments is reflected in the statement of changes in assets available for plan benefits as unrealized gains (losses) on investments.

Realized gains or losses on the sales of investments represent the differences between the proceeds received upon the sale and the cost of investments sold, determined on an average cost basis.

The Plan's assets, along with assets of other plans, were maintained under a Master Trust agreement with The Northern Trust Company (the "Master Trust") through March 31, 1994. Therefore, the Plan had combined interest, dividends, realized gains and losses on sales of investments, and other-principally unrealized gains and losses on investments and reported the net amount on line b(viii) of Item 32 on Form 5500 for the years ended December 31, 1993 and 1992. With the merger of the plans (as described above), on April 1, 1994, TRINOVA Corporation ("TRINOVA" or the "Company") entered into a Trust Agreement with Vanguard Fiduciary Trust Company (the "Trust") and the Plan's assets were transferred from the Master Trust to the Trust.

Statement of Position 94-4 "Reporting of Investment Contracts Held by Benefit Plans and Defined-Contribution Benefit Plans" (SOP 94-4), which is effective for plan year ending December 31, 1995, requires that guaranteed investment contracts (GIC's) and their equivalents be carried at fair market value instead of contract value. The Company has elected not to early adopt SOP 94-
4. The effect of adopting this pronoucement in 1995 has not been determined, however the Company believes it not to be material to the Plan financial statements.

Payment of Benefits


Effective January 1, 1993, the Plan changed its method of accounting for benefits of employees who have withdrawn from participation in the Plan but have not yet been paid. This change was made to conform with new guidance in the American Institute of Certified Public Accountants Audit and Accounting Guide "Audits of Employee Benefit Plans." The cumulative effect of this change, as of January 1, 1993, and the effect of the change on the 1993 financial statements was not material.


NOTE 2 - DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. Eligible participants include all U.S. regular full-time salaried employees of TRINOVA and its subsidiaries, Aeroquip Corporation ("Aeroquip") and Vickers, Incorporated ("Vickers"), as well as certain part-time employees who worked more than 1,000 hours during the 12-month period. Bargaining unit employees are eligible to participate only if the bargaining agreement permits participation. Temporary employees who work less than 1000 hours during a 12-month period and interns are not eligible to participate in the Plan.

Participants may contribute to the Plan on a pretax basis by salary reduction up to 15 percent of their annual compensation (in increments of 1 percent). After-tax volutary contributions up to 10 percent of annual wages were allowed through October 31, 1994.

Information concerning the Plan document, matching and profit-sharing contributions and vesting is contained in the summary plan description ("SPDs") for the plan. Copies of the SPDs are available from the employee benefits administration department of the Company.

Each participant individually directs his or her contributions and TRINOVA's contributions, except for 25 percent of TRINOVA's profit-sharing contribution, into one or more of the following investment funds (in multiples of 1 percent). Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the TRINOVA Stock Fund.

(1) TRINOVA Stock Fund is invested in TRINOVA common stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the TRINOVA Stock Fund until distribution to the participant or until the participant reaches age 55. Upon reaching age 55, the participant has the option to redirect the investment of the 25 percent portion from the TRINOVA Stock Fund into any of the other available funds. Participants may elect to have additional amounts over TRINOVA's 25 percent profit-sharing contribution invested in the TRINOVA Stock Fund. TRINOVA common stock is acquired in open market purchases at fair market value. Participant directed contributions in the TRINOVA Stock Fund amounted to $742,527 and $105,338 for the year ended December 31, 1994 and 1993, with accumulated participant contributions and earnings of $8,754,104 and $688,918 at December 31, 1994 and 1993.

(2) Fixed Income Fund is invested in insurance company investment contracts, bank investment contracts and their equivalent. These contracts pay a negotiated interest rate for a period of one to five years. Approximately every three months, TRINOVA announces the interest rate which will be paid on all monies that are in the Fixed Income Fund.
      This interest rate is a single blended rate of the interest rates being paid on each of the contracts in force during that period.

      Contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poor's or its equivalent and have a maximum average contract life of five years.

(3) Multi-Asset Fund was invested in nine major world capital classes, including stocks and bonds of U.S. and international companies, venture capital, real estate and cash equivalents. This fund was terminated March 31, 1994 and all assets under this fund were transferred to the Vanguard STAR Fund. Brinson Partners, Inc. was the investment manager of the Multi-Asset Fund.

(4) Government Securities Fund was invested in fixed income securities issued or guaranteed by the U.S. Government, or its agents or instrumentalities. These securities included U.S. Treasury bills, notes and bonds. This fund was terminated March 31, 1994 and all assets under this fund were transferred to the Vanguard Money Market Reserve U.S. Treasury Portfolio Fund. Ryan Labs., Inc. was the investment manger of the Government Securities Fund.

(5) Vanguard Mutual Funds are managed by The Vanguard Group of Investment Companies. There are seven individual mutual funds in which participants may invest:

      (a) Vanguard Money Market Reserves - U.S. Treasury Portfolio Fund (Money Market Fund): Money in the Money Market Fund is 100 percent invested in securities backed by the full faith and credit of the U.S. government. It seeks the maximum current income that is consistent with the preservation of capital and liquidity. Average maturities for the securities held by the Money Market Fund are normally maintained in the range of 30 - 60 days and no longer than one year.

      (b) Vanguard Index Trust - 500 Portfolio Fund (Index Fund): Money in the Index Fund is invested in stocks of the companies which make up the Standard & Poor's 500 Composite Stock Price Index. The objective of the Index Fund is to match the performance of the Standard & Poor's 500 Index.

      (c) Vanguard Windsor II Fund (Windsor II Fund): Money in the Windsor II Fund is invested in stocks which, in the opinion of the fund's investment manager, are undervalued in the marketplace. The stocks held in the Windsor II Fund tend to offer above-average dividend yields and will normally have below-average price-to earnings ratios and below-average price-to-book value ratios relative to the stock market in general.

      (d) Vanguard/Morgan Growth Fund (Morgan Growth Fund): Money in the Morgan Growth Fund is invested primarily in stocks of "established growth" companies. The companies will normally be medium and larger size companies with above-average growth in sales and earnings over extended periods.

      (e)   Vanguard International Growth Portfolio Fund (International Growth
            Fund): Money in the International Growth Fund is invested in non-U.S. stocks that have been selected for their growth potential. The International Growth Fund tends to be widely diversified both geographically and in terms of size of companies.

      (f) Vanguard STAR Fund (STAR Fund): Money in the STAR Fund is invested in a portfolio of Vanguard mutual funds that emphasizes either equity, fixed income or money market securities. It is designed as a balanced "fund of funds" for long-term investors.

      (g) Vanguard Fixed Income Securities - Long-term Corporate Portfolio Fund (Fixed Income Securities Fund): Money in the Fixed Income Securities Fund is invested in a diversified portfolio of long-term investment grade bonds which seeks to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity.

Participants of the Plan have general purpose and home loans available. The minimum loan permitted is $1,000. Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balance or the total of his or her pretax, matching and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000. All loans are repaid to the Plan in equal installments through payroll deductions over a period not to exceed five years for general purpose and twenty years for home loans. Interest is charged at the prime rate, plus 1 percent.

TRINOVA reserves the right to amend, modify or terminate the Plan at any time.


NOTE 3 - BENEFITS

A participant is entitled to the benefit provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousel beneficiary will be entitled to receive a distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or (ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousel beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $3,500, the plan administrator will distribute the participant's entire interest in one lump sum payment.

Withdrawals of pretax contributions, profit-sharing allocations and matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.

NOTE 4 - INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service as to the tax qualified status of the Plan under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to Federal income tax. This letter does not express an opinion as to whether the Plan satisfies the provisions of the Tax Reform Act of 1986. Such a letter has been be requested. TRINOVA believes that the Plan is in operational compliance with the Internal Revenue Code of 1986 and the trust will remain qualified and exempt from Federal income tax.


NOTE 5 - INVESTMENTS

The Plan's investments, except for loans, were held in safekeeping by The Northern Trust Company as Trustee under a Master Trust agreement through March 31, 1994. The Master Trust held the investment assets for the Plan and other designated defined contribution plans of TRINOVA, Aeroquip and Vickers.

During the year ended December 31, 1994, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated)in fair value as follows:


                                        Net Appreciation
                                         (Depreciation)            Fair or
                                          In Fair Value         Contract Value
                                        During the Period      at End of Period

TRINOVA Stock Fund                           (2,291,989)             14,469,415
Fixed Income Fund                                      0            255,902,476
Government Securities Fund                           401                      0
Multi-Asset Fund                               (451,841)                      0
Money Market Fund                                      0              4,527,146
Index Fund                                       534,028             28,031,705
Windsor II Fund                                                       (851,009)
23,322,538
Morgan Growth Fund                              (82,830)              8,620,791
International Growth Fund                       (29,650)             18,248,898
STAR Fund                                    (1,993,667)             63,439,180
Fixed Income Securities Fund                    (25,180)                771,948
Loans receivable from Plan
  Participants                                         0              9,415,580

                                        $    (5,191,737)         $  426,749,677



The fair values of individual investments that represent 5% or more of the Plan's assets at December 31, 1994 are as follows:

Index Fund                                                 $ 28,031,705
Windsor II Fund                                              23,322,538
STAR Fund                                                    63,439,180
Bankers Trust Delaware Contract                              29,353,871
Mutual Benefit Life Insurance Contract                       25,720,078

                                                           $169,867,372

A summary of investment income is as follows for the year ended December 31, 1994:

Interest earned                                            $ 16,506,800
Dividends                                                     2,861,005
Realized gains                                                  965,723
Other - Principally unrealized losses                       (5,191,737)

                                                            $ 15,141,791


Fair or contract values and costs of the Plan's interest in the net assets of the Master Trust at December 31, 1993 were as follows:

 Description                                   Contract Value          Cost


 FIXED INCOME FUND
   Aetna Life Insurance Contract
     expiring in 1994                          $     109,289        $  109,289
   American International Life Contract
     expiring in 1997                                220,537           220,537
   Allstate Insurance Company Contract
     expiring in 1998                                187,785           187,785
   Allstate Insurance Company Contract
     expiring in 1997                                 70,171            70,171
   Allstate Insurance Company Contract
     expiring in 1998                                 70,271            70,271
   Bankers Trust Delaware Contract
     expiring in 1996                                245,284           245,284
   Bankers Trust Delaware Contract
     expiring in 1996                                338,965           338,965
   Citibank, N.A. Contract
     expiring in 1998                                217,369           217,369
   Citibank, N.A. Contract
     expiring in 1998                                177,070           177,070
   Executive Life Insurance Contract
     (In Rehabilitation) expired in 1991              81,487            81,487
   Lotsoff Contract
     expiring in 1998                                178,744           178,744
   Metropolitan Life Insurance Contract
     expiring in 1994                                 27,310            27,310
   Metropolitan Life Insurance Contract
     expiring in 1995                                336,734           336,734
   Metropolitan Life Insurance Contract
     expiring in 1995                                141,951           141,951
   Metropolitan Life Insurance Contract
     expiring in 1996                                231,195           231,195
   Metropolitan Life Insurance Contract
     expiring in 1994                                 34,819            34,819
   Prudential Insurance Contract
     expiring in 1996                                245,838           245,838
   Prudential Insurance Contract
     expiring in 1998                                135,579           135,579
   Cash and cash equivalents                         237,850           237,850
   Interest receivable                                   287               287

                                                   3,288,535         3,288,535

                                                  Fair Value              Cost

VANGUARD MUTUAL FUNDS
   Vanguard/Morgan Growth Fund
   (24,118.023 shares)                               289,657           299,959
   Vanguard Index Fund
   (17,820.984 shares)                               781,094           720,371
   Vanguard Windsor II Fund
   (45,094.586 shares)                               768,412           721,855
   Vanguard International Growth Portfolio
   (47,969.444 shares)                               648,067           526,256
   Cash and cash equivalents                              65                65
   Interest Receivable                                    14                14

                                                   2,487,309         2,268,520

MULTI-ASSET FUND
   Brinson Partners Multi-Asset Fund
     (5,100.897 shares)                            2,683,804         1,977,115
   Cash and cash equivalents                          42,687            42,687
   Interest receivable                                    91                91

                                                   2,726,582         2,019,893


TRINOVA STOCK FUND
   TRINOVA Corporation Common Stock
     (36,022 shares)                               1,130,127           874,072
   Cash and cash equivalents                           8,556             8,556
   Interest receivable                                    24                24

                                                   1,138,707           882,652

GOVERNMENT SECURITIES FUND
   U.S.Government Agency Issues                      125,790           126,750
     Cash and cash equivalents                         5,903             5,903
     Interest receivable                               2,389             2,389

                                                     134,082           135,042

         TOTALS                                   $9,775,215        $8,594,642
                                                   =========         =========

The fair values of all investments in the Master Trust at December 31, 1993 were as follows:


    Fixed Income Fund                  $303,865,565
    Vanguard Mutual Funds                46,310,371
    Multi-Asset Funds                    46,920,647
    TRINOVA Stock Fund                   12,317,310
    Government Securities Fund            3,572,450

                                       $412,986,343
                                        ===========



At December 31, 1993 the Plan's interest in the net assets of the Master Trust was approximately 2.4 percent. The Plan's interest in any one fund does not correspond to the Plan's overall investment in the Master Trust as participants in each plan select their individual investment options.

Net investment income of the Master Trust for each of the two years in the period ended December 31, 1993 and the period from January 1 through March 31, 1994 was as follows:


                                    Period of three        Year Ended
                                      months ended         December 31
                                     March 31, 1994     1993         1992


    Interest earned                 $  5,410,175     $21,924,851  $23,821,843
    Dividends received                   172,192       2,182,874    1,345,912
    Realized gains                    12,116,175       1,758,587    1,388,865
    Other-Principally unrealized
      gains (losses)                 (13,942,049)     10,234,251    2,922,290

                                    $  3,756,493     $36,100,563  $29,478,910
                                       =========      ==========   ==========

NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION
                                                                  Vanguard
                                               Fixed Income       Mutual       Multi-Asset    TRINOVA Stock
                                                   Fund            Fund           Fund             Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1993                          $3,288,535         $2,487,309    $2,726,582      $1,138,707

ADDITIONS
 Assets at April 1, 1994
  transferred from merged plans (Note 1)     249,823,573        137,716,170                    14,401,889
 Contributions
  Employees                                    5,625,494          7,926,612        55,629         477,243
  Employer                                     2,550,463          2,912,692       107,258         366,032

                                               8,175,957         10,839,304       162,887         843,275
Net investment income
 Interest                                     12,131,215          3,947,148        20,986
 Dividends                                                        2,619,910             0         241,095
 Realized gains on sales
  of investments                                                    501,627       452,814          14,381
 Other - principally unrealized gains
   (losses) on investments                                       (2,448,308)    (451,841)      (2,291,989)

                                              12,131,215          4,620,377        21,959      (2,036,513)

                                             270,130,745        153,175,851       184,846       13,208,651
DEDUCTIONS
 Benefits paid to participants                17,426,733          7,178,963                       843,023
 Investment management fees                       30,484             20,329         7,238           4,776
 Other - principally net transfers
 among investment to funds and
 net transfers to benefit plans
 of affiliated companies                          59,587          1,501,662     2,904,190        (969,856)

                                              17,516,804          8,700,954     2,911,428        (122,057)


NET ADDITIONS (DEDUCTIONS)                   252,613,941        144,474,897   (2,726,582)       13,330,708


ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1994                         255,902,476        146,962,206         0           14,469,415

                                                     -14-

NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION  (Continued)
                                               Government
                                               Securities                  Contributions
                                               Fund            Loans       Receivable         Total
ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                          $ 134,082      $  173,833     $  515,110   $10,464,158

ADDITIONS
 Assets at April 1, 1994 transferred
   from merged plans (Note 1)                                  5,719,926                  407,661,558
 Contributions
   Employees                                      13,578                       (16,709)    14,081,847
   Employer                                       20,279                     19,566,724    25,523,448

                                                  33,857                     19,550,015    39,605,295

Net investment income
 Interest                                          2,798         404,653                   16,506,800
 Dividends                                                                                  2,861,005
 Realized gains on sales
   of investments                                (3,099)                                      965,723
 Other - principally unrealized gains
 (losses) on investment                              401                                   (5,191,737)

                                                     100         404,653                   15,141,791

                                                  33,957       6,124,579     19,550,015   462,408,644
DEDUCTIONS
 Benefits paid to participants                                   530,854                   25,979,573
   Investment management fees                         42                                       62,869
 Other - principally net transfers
   among investment funds and
   net transfers to benefit plans
   of affiliated companies                       167,997     (3,648,022)                       15,558

                                                 168,039     (3,117,168)     19,550,015    26,058,000



NET ADDITIONS (DEDUCTIONS)                     (134,082)       9,241,747     19,550,015   436,350,644


ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1994                                  0       9,415,580     20,065,125   446,814,802
                                                =========     ==========     ======== =====================

NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION (Continued)
                                                                  Vanguard
                                               Fixed Income       Mutual       Multi-Asset    TRINOVA Stock
                                                   Fund           Fund            Fund             Fund
ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1992                          $3,796,406         $1,571,316    $2,194,948      $  789,379

ADDITIONS
 Contributions
   Employees                                     120,588            194,076       155,703          59,393
   Employer                                       81,088            110,541        85,320          76,180

                                                 201,676            304,617       241,023         135,573

Net investment income
   Interest                                      241,855                            1,635             335
   Dividends                                                        100,914                        25,214
   Realized gains on sales
    of investment
     Aggregate proceeds                                              45,921        61,684         300,970
     Aggregate costs                                                               28,099         259,747


                                                                     45,921        33,585          41,223
   Other - principally unrealized gains
   (losses) on investments                                          174,149       257,756         337,533


                                                 241,855            320,984       292,976         404,305

                                                 443,531            625,601       533,999         539,878

DEDUCTIONS
 Benefits paid to participants                   316,079            197,203       308,019          30,710
 Investment management fees                                           2,014        16,042
 Other - principally net transfers
   among investment to funds and
   net transfers to benefit plans
   of affiliated companies                       635,323           (489,609)    (321,696)         159,840

                                                 951,402           (290,392)        2,365         190,550

NET ADDITIONS (DEDUCTIONS)                     (507,871)            915,993       531,634         349,328

ASSETS AVAILABLE FOR PLAN BENEFITS           $ 3,288,535           $2,487,309 $2,726,582      $ 1,138,707
AT DECEMBER 31, 1993                           =========          =========    ==========       =========

                                                     -16-

NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION  (Continued)
                                               Government
                                               Securities                  Contributions
                                               Fund            Loans        Receivable         Total
ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                          $ 111,067       $172,729      $125,576      $8,761,421

ADDITIONS
 Contribution
  Employees                                       19,816                       21,534         571,110
  Employer                                        11,387                      368,000         732,516

                                                  31,203                      389,534       1,303,626
 Net investment income
  Interest                                         6,311          16,188                      266,324
  Dividends                                                                                   126,128
  Realized gains on sales
   of investments
    Aggregate proceeds                           461,544                                      870,119
    Aggregated costs                             458,907                                      746,753

                                                   2,637                                      123,366
  Other - principally unrealized gains
   (losses) on investment                         (1,303)                                     768,135

                                                   7,645          16,188                    1,283,953

                                                  38,848          16,188      389,534       2,587,579
DEDUCTIONS
 Benefits paid to participants                     2,436                                      854,477
 Investment management fees                          150                                       18,206
 Other - principally net transfers
  among investment funds and
  net transfers to benefit plans
  of affiliated companies                         13,247          15,084                       12,189

                                                  15,833          15,084                      884,842

NET ADDITIONS (DEDUCTIONS)                        23,015           1,104      389,534       1,702,737

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                          $ 134,082       $ 173,833    $ 515,110     $10,464,158


                                                     -17-

NOTE 6 - CHANGES IN NET ASSETS BY INVESTMENT OPTION (Continued)

                                                                                   Vanguard
                                              Segregated      Fixed Income         Mutual
                                                 Fund             Fund              Funds
ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                          $2,776            $4,814,818        $  501,112

ADDITIONS
 Contributions
  Employees                                                         110,884           129,046
  Employer                                                           65,647            63,732

                                                                    176,531           192,778

 Net investment income
  Interest                                         28               293,059               428
  Dividends                                                                            56,706
  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                                                                732,865
    Aggregate cost                                                                    704,938

                                                                                       27,927
  Other - principally unrealized gains
   on investments                                                                      12,281

                                                   28               293,059            97,342

                                                   28               469,590           290,120

DEDUCTIONS
 Benefits paid to participants                  2,804                71,309            18,699
 Investment management fees                                               9             1,336
 Other - principally net transfers
  among investment funds and
  net transfers to benefit plans
  of affiliated companies                                         1,416,684          (800,119)

                                                2,804             1,488,002          (780,084)

NET ADDITIONS (DEDUCTIONS)                     (2,776)           (1,018,412)        1,070,204

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                                            $3,796,406        $1,571,316


NOTE 6 - CHANGES IN NET ASSETS BY INVESTMENT OPTION  (Continued)
                                                                                 Government
                                              Multi-Asset     TRINOVA Stock      Securities
                                                 Fund             Fund               Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                         $1,266,573         $652,226          $

ADDITIONS
 Contributions
  Employees                                     123,471            60,473           16,541
  Employer                                       68,263            58,476            7,599

                                                191,734           118,949           24,140

 Net investment income
  Interest                                        2,214               499            5,146
  Dividends                                                        24,227
  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                           86,927            61,033          268,733
    Aggregate cost                               67,689            66,744          268,392

                                                 19,238            (5,711)             341
  Other - principally unrealized gains
   on investments                               167,372            50,316              400

                                                188,824            69,331            5,887

                                                380,558           188,280           30,027

DEDUCTIONS
 Benefits paid to participants                    70,918           15,935
 Investment management fees                        8,959            1,406               69
 Other - principally net transfers
  among investment funds and
  net transfers to benefit plans
  of affiliated companies                      (627,694)           33,786           (81,109)

                                               (547,817)           51,127           (81,040)

NET ADDITIONS (DEDUCTIONS)                       928,375          137,153          111,067

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $2,194,948          $789,379          $111,067


                                                     -19-

NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION  (Continued)
                                                                Contributions
                                                 Loans            Receivable         Total

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                           $215,148        $ 92,459           $7,545,112

ADDITIONS
 Contributions
  Employees                                                     (17,008)               423,407
  Employer                                                        50,125               313,842

                                                                  33,117               737,249

Net investment income
 Interest                                         18,458                               319,832
 Dividends                                                                              80,933
 Realized gains (losses) on sales
  of investments
   Aggregate proceeds                                                                1,149,558
   Aggregate cost                                                                    1,107,763

                                                                                        41,795
 Other - principally unrealized gains
  on investments                                                                       230,369

                                                  18,458                               672,926

                                                  18,458          33,117             1,410,178

DEDUCTIONS
 Benefits paid to participants                                                         179,665
 Investment management fees                                                             11,799
 Other - principally net transfers
  among investment funds and
  net transfers to benefit plans
  of affiliated companies                         60,877                                 2,425

                                                  60,877                               193,869

NET ADDITIONS (DEDUCTIONS)                      (42,419)          33,117             1,216,309

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                           $172,729        $125,576            $8,761,421


                                                     -20-

NOTE 7 - VANGUARD MUTUAL FUNDS

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1994 is as follows:
                                               Morgan                                            International
                                              Growth Fund     Index Fund     Windsor II Fund      Growth Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                          $289,658         $781,093          $768,412          $648,067


 Assets at April 1, 1994 transferred
  from merged plans (Note 1)                  8,131,373       25,306,737        20,305,837        15,050,725
 Contributions and transfers from other
   investment options                           936,772        2,767,667         2,343,155         1,766,176

 Net investment income
   Interest
   Dividends                                    261,057          692,562         1,421,359           244,932
   Realized gains/(losses)                       14,867          108,629           106,764           103,528
   Unrealized gains/(losses)                    (82,830)         534,028          (851,009)         (29,650)

                                                193,094        1,335,219           677,114           318,810
 Net Intra-Vanguard Transfers                  (428,911)        (440,654)          534,057         1,430,332

                                              8,832,328       28,968,969        23,860,163        18,566,043

 Benefit payments and transfer to
   other investment options                     499,862        1,714,550         1,303,316           963,251
 Expenses                                         1,333            3,807             2,721             1,961

                                                501,195        1,718,357         1,306,037           965,212


NET ADDITIONS                                 8,331,133       27,250,612        22,554,126        17,600,831


 ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1994                         8,620,791       28,031,705        23,322,538        18,248,898




NOTE 7 - VANGUARD MUTUAL FUND (Continued)
                                                                                              Total
                                   Money            STAR     Fixed Income      Trustee        Vanguard
                                   Market Fund      Fund     Securities Fund   Cash Account   Mutual Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                      $        0      $      0      $        0      $       79     $2,487,309

 Assets at April 1, 1994 transferred
  from merged plans (Note 1)                3,395,392    65,526,106                                   137,716,170
 Contribution and transfers from other
  investment options                        1,120,536     6,124,544          62,926                     15,121,776


 Net Investment Income
  Investments                                 137,900     3,781,984          27,343            (79)      3,947,148
  Dividends                                                                                              2,619,910
  Realized gains/(losses)                                   173,179          (5,340)                       501,627
  Unrealized gains/(losses)                              (1,993,667)        (25,180)                    (2,448,308)

                                              137,900     1,961,496          (3,177)           (79)      4,620,377

 Net Intra-Vanguard Transfers                  93,545    (5,055,543)        725,223                     (3,141,951)

                                            4,747,373    68,556,603         784,972            (79)    154,316,372
 Benefit payments and transfer to
  other investment options                    217,983     5,109,214          12,970                      9,821,146
 Expenses                                       2,244         8,209              54                         20,329

                                              220,227     5,117,423          13,024                      9,841,475



NET ADDITIONS (DEDUCTIONS)                  4,527,146    63,439,180         771,948            (79)    144,474,897


 ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1994                       $4,527,146  $63,439,180        $771,948        $      0   $146,962,206





NOTE 7 - VANGUARD MUTUAL FUNDS

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1993 is as follows:
                                                Morgan                                           International
                                              Growth Fund     Index Fund     Windsor II Fund      Growth Fund


ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $256,610         $631,953         $550,526             $134,720


  Contributions and transfers from other
   investment options                         188,000          306,534          225,521              289,918

 Net investment income
  Dividends                                    32,027           20,752           42,917                5,218
  Realized gains/(losses)                       5,293           18,067           18,533                4,028
  Unrealized gains/(losses)                   (14,280)          34,204           24,033              130,192

                                               23,040           73,023           85,483              139,438

  Net Intra-Vanguard Transfers                (61,863)        (110,206)          54,658              117,411

                                              149,177          269,351          365,392              546,767

 Benefit payments and transfer to
   other investment options                   115,727          119,292          147,059               33,174

 Expenses                                         402              919              447                  246

                                              116,129          120,211          147,506               33,402


NET ADDITIONS (DEDUCTIONS)                     33,048          149,140          217,886              513,347

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                        $289,658         $781,093         $768,412             $648,067




NOTE 7 - VANGUARD MUTUAL FUND (Continued)
                                                                               Total
                                                Trustee       Benefits       Vanguard
                                              Cash Account    Payable       Mutual Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                         $    2,505     ($ 4,998)      $1,571,316

 Contribution and transfers from other
  investment options                                                         1,009,703


 Net Investment Income
  Dividends                                                                    100,914
  Realized gains/(losses)                                                       45,921
  Unrealized gains/(losses)                                                    174,149

                                                                               320,984

 Net Intra-Vanguard Transfer
                                                                             1,330,687
 Benefit payments and transfer to
  other investment options                         2,426       (4,998)         412,680
 Expenses                                                                        2,014

                                                   2,426       (4,998)         414,694


NET ADDITIONS (DEDUCTIONS)                       ( 2,426)       4,998          915,993

 ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                            $    79      $     0       $2,487,309



NOTE 7 - VANGUARD MUTUAL FUND  (Continued)



A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1992 is as follows:

                                                Morgan                                           International
                                              Growth Fund     Index Fund     Windsor II Fund      Growth Fund


ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                         $               $ 500,598        $                  $

  Contributions and transfers from
   other investment options                      132,328        518,959            357,663            155,016

  Net investment income
   Interest                                           24            149                 64                 23
   Dividends                                      13,091         17,166             23,526              2,923
   Realized gains/(losses)                          (30)         31,870              1,160            (5,073)
   Unrealized gains/(losses)                       3,979        (5,840)             22,523            (8,381)

                                                  17,064         43,345             47,273           (10,508)

  Net Intra-Vanguard Transfers                   108,917      (274,340)            171,728            (6,305)

                                                 258,309        287,964            576,664            138,203

  Benefit payments and transfers
   to other investment options                     1,481        155,983             25,881              3,358
  Expenses                                           218            626                257                125

                                                   1,699        156,609             26,138              3,483

NET ADDITIONS (DEDUCTIONS)                       256,610        131,355            550,526            134,720

 ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                           $256,610       $631,953           $550,526           $134,720




NOTE 7 - VANGUARD MUTUAL FUND (Continued)
                                                                Total
                                                Trustee       Benefits       Vanguard
                                              Cash Account    Payable       Mutual Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                           $    514      $              $ 501,112

 Contributions and transfers from
  other investment options                         1,933                     1,165,899

 Net Investment Income
  Interest                                           168                           428
  Dividends                                                                     56,706
  Realized gains/(losses)                                                       27,927
  Unrealized gains/losses                                                       12,281

                                                     168                        97,342

 Net Intra-Vanguard Transfers
                                                   2,101                     1,263,241

 Benefit payments and transfers
  to other investment options                                   4,998          191,701
 Expenses                                            110                         1,336

                                                     110        4,998          193,037

NET ADDITIONS (DEDUCTIONS)                         1,991       (4,998)       1,070,204

 ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                             $2,505      ($4,998)      $1,571,316


